Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

- - - - - - - - - - -

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31,		As of December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$61,436	$49,288	$70,197
Short-term investments	48,038	47,124	39,069
Trade receivables, net	20,367	26,266	22,108
Other accounts receivables	4,091	1,736	4,524
Inventories	41,155	41,787	42,016
Total Current Assets	175,087	166,201	177,914

Non-Current Assets
Property, plant and equipment, net	25,492	24,379	25,679
Right-of-use assets	3,479	3,800	3,440
Other long term assets	3,175	1,053	1,573
Contract assets	3,295	421	2,059
Deferred taxes	-	939	-
Total Non-Current Assets	35,441	30,592	32,751
Total Assets	$210,528	$196,793	$210,665
Liabilities
Current Liabilities
Current maturities of bank loans	$127	$465	$238
Current maturities of lease liabilities	1,092	928	1,072
Trade payables	15,076	18,440	16,110
Other accounts payables	5,682	4,875	7,547
Deferred revenues	-	649	-
Total Current Liabilities	21,977	25,357	24,967

Non-Current Liabilities
Bank loans	20	138	36
Lease liabilities	3,417	3,663	3,593
Deferred revenues	2,525	569	2,025
Employee benefit liabilities, net	1,369	1,251	1,406
Total Non-Current Liabilities	7,331	5,621	7,060

Shareholder's Equity
Ordinary shares	11,713	11,647	11,706
Additional paid in capital net	209,859	204,702	209,760
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	30	264	357
Capital reserve from share-based payments	4,674	8,903	4,558
Capital reserve from employee benefits	(320)	(356)	(320)
Accumulated deficit	(41,246)	(55,855)	(43,933)
Total Shareholder's Equity	181,220	165,815	178,638
Total Liabilities And Shareholder's Equity	$210,528	$196,793	$210,665

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$20,870	$25,317	$100,916
Revenues from distribution	4,030	7,973	32,330

Total revenues	24,900	33,290	133,246

Cost of revenues from proprietary products	12,468	14,947	57,750
Cost of revenues from distribution	3,501	6,892	27,944

Total cost of revenues	15,969	21,839	85,694

Gross profit	8,931	11,451	47,552

Research and development expenses	2,628	3,347	13,609
Selling and marketing expenses	1,123	940	4,518
General and administrative expenses	2,809	2,312	10,139
Other expense	7	2	49
Operating income	2,364	4,850	19,237

Financial income	110	317	1,027
Income in respect of securities measured at fair value, net	-	102	102
Income (expense) in respect of currency exchange differences and derivatives instruments, net	266	432	(1,535)
Financial expense	(53)	(77)	(266)
Income before tax on income	2,687	5,624	18,565
Taxes on income	-	406	1,425

Net Income	$2,687	$5,218	$17,140

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are me
Gain (loss) from securities measured at fair value through other comprehensive income	-	(188)	(188)
Gain on cash flow hedges	(73)	241	876
Net amounts transferred to the statement of profit or loss for cash flow hedges	(254)	34	(528)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	-	-	64
Tax effect	-	27	19
Total comprehensive income	$2,360	$5,332	$17,383

Earnings per share attributable to equity holders of the Company:
Basic income per share	$0.06	$0.12	$0.39
Diluted income per share	$0.06	$0.12	$0.38

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital
			reserve due to	Capital	Capital	Capital
		Additional	translation	reserve	reserve from	reserve from
	Share	paid in	to presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity

Balance as of January 1, 2021 (audited)	$11,706	$209,760	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638
Net income	-	-	-	-	-	-	2,687	2,687
Other comprehensive income (loss)	-	-	-	(327)	-	-	-	(327)
Tax effect	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	-	-	-	(327)	-	-	2,687	2,360
Exercise and forfeiture of share-based payment into shares	7	99	-	-	(99)	-	-	7
Cost of share-based payment	-	-	-	-	215	-	-	215
Balance as of March 31, 2021	$11,713	$209,859	$(3,490)	$30	$4,674	$(320)	$(41,246)	$181,220

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital
			measured at	reserve		Capital
			fair value	due to	Capital	reserve	Capital
		Additional	through other	translation	reserve	from	reserve from
	Share	paid in	comprehensive	to presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	5,218	5,218
Other comprehensive income (loss)	-	-	(188)	-	275	-	-	-	87
Tax effect	-	-	43	-	(19)	-	3	-	27
Total comprehensive income (loss)	-	-	(145)	-	256	-	3	5,218	5,332
Issuance of ordinary shares	1,217	23,685	-	-	-	-	-	-	24,902
Exercise and forfeiture of share-based payment into shares	5	198	-	-	-	(198)	-	-	5
Cost of share-based payment	-	-	-	-	-	257	-	-	257
Balance as of March 31, 2020	$11,647	$204,702	$-	$(3,490)	$264	$8,903	$(356)	$(55,855)	$165,815

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities	Capital
			measured at	reserve		Capital
			fair value	due to	Capital	reserve	Capital
		Additional	through other	translation	reserve	from	reserve from
	Share	paid in	comprehensive	to presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands

Balance as of January 1, 2020 (audited)	$10,425	$180,819	$145	$(3,490)	$8	$8,844	$(359)	$(61,073)	$135,319
Net income	-	-	-	-	-	-	-	17,140	17,140
Other comprehensive income (loss)	-	-	(188)	-	348	-	64	-	224
Tax effect	-	-	43	-	1	-	(25)	-	19
Total comprehensive income (loss)	-	-	(145)	-	349	-	39	17,140	17,383
Issuance of ordinary shares	1,217	23,678	-	-	-	-	-	-	24,895
Exercise and forfeiture of share-based payment into shares	64	5,263	-	-	-	(5,263)	-	-	64
Cost of share-based payment	-	-	-	-	-	977	-	-	977
Balance as of December 31, 2020	$11,706	$209,760	$-	$(3,490)	$357	$4,558	$(320)	$(43,933)	$178,638

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$2,687	$5,218	$17,140

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,147	1,192	4,897
Financial expenses (income), net	(323)	(774)	672
Cost of share-based payment	215	257	977
Taxes on income	-	406	1,425
Loss (gain) from sale of property and equipment	-	-	(7)
Change in employee benefit liabilities, net	(37)	(18)	201
	1,002	1,063	8,165
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	1,585	(3,016)	1,332
Decrease (increase) in other accounts receivables	(14)	1,513	115
Decrease (increase) in inventories	1,045	1,386	1,157
(Increase) decrease in deferred expenses	(1,153)	(421)	(3,085)
(Decrease) Increase in trade payables	(1,484)	(7,216)	(9,560)
Increase (decrease) in other accounts payables	(2,145)	(1,180)	1,736
Increase in deferred revenues	500	397	1,204
	(1,666)	(8,537)	(7,101)
Cash received (paid) during the year for:

Interest paid	(48)	(55)	(209)
Interest received	141	451	1,211
Taxes paid	(14)	(61)	(101)
	79	335	901

Net cash provided by (used in) operating activities	$2,102	$(1,921)	$19,105

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(9,000)	$(15,646)	$(7,646)
Purchase of property and equipment and intangible assets	(131)	(896)	(5,488)
Proceeds from sale of property and equipment	-	-	7
Acquisition of subsidiary, net of cash (Appendix A below)	(1,404)	-	-
Net cash used in investing activities	(10,535)	(16,542)	(13,127)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	7	5	64
Repayment of lease liabilities	(289)	(278)	(1,103)
Repayment of long-term loans	(121)	(123)	(492)
Proceeds from issuance of ordinary shares, net	-	24,895	24,895

Net cash provided by (used in) financing activities	(403)	24,499	23,364

Exchange differences on balances of cash and cash equivalent	75	590	(1,807)

Increase (decrease) in cash and cash equivalents	(8,761)	6,626	27,535

Cash and cash equivalents at the beginning of the year	70,197	42,662	42,662

Cash and cash equivalents at the end of the year	$61,436	$49,288	$70,197

Significant non-cash transactions
Purchase of property and equipment through capital lease	$302	$58	$539
Purchase of property and equipment	$670	$579	$722

Appendix A
Acquisition of a subsidiary that was first consolidated

Current Assets (exclusive of cash and cash equivalents)	(184)
Non Current Assets	(1,500)
Current Liabilities	280
(1,404)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited ("Takeda") and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19) and an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025.

Pursuant to the agreement with Takeda (as detailed on Note 17 of the Company’s annual financial statements as of December 31, 2020) the Company continues to produce Glassia for Takeda through 2021. Takeda will complete the technology transfer of Glassia, and pending FDA approval, will initiate its own production of Glassia for the U.S. market in 2021. Accordingly, following the transition of manufacturing to Takeda, the Company will terminate the manufacturing and sale of Glassia to Takeda resulting in a significant reduction in revenues. Pursuant to the agreement, upon initiation of sales of Glassia manufactured by Takeda, Takeda will pay royalties to the Company at a rate of 12% on net sales through August 2025, and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040. See note 3c below regarding a recent amendment to the agreement with Takeda.

These financial statements have been prepared in a condensed format as of March 31, 2021 and for the three months then ended (“interim consolidated financial statements”).

These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and the accompanying notes (“annual consolidated financial statements”).

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Implementation of new accounting standards:

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

i.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (“the Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs).

Pursuant to one of the practical expedients, an entity will treat contractual changes or changes to cash flows that are directly required by the reform as changes to a floating interest rate. That is, an entity recognizes the changes in interest rates as an adjustment of the effective interest rate without adjusting the carrying amount of the financial instrument. The use of this practical expedient is subject to the condition that the transition from IBOR to RFR takes place on an economically equivalent basis.

In addition, the Amendments permit changes required by the IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued, provided certain conditions are met. The Amendments also provide temporary relief from having to meet the “separately identifiable” requirement according to which a risk component must also be separately identifiable to be eligible for hedge accounting.

The Amendments include new disclosure requirements in connection with the expected effect of the reform on an entity’s financial statements, such as how the entity is managing the process to transition to the interest rate reform, the risks to which it is exposed due to the reform and quantitative information about IBOR-referenced financial instruments that are expected to change.

The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required. Early application is permitted.

The adoption of the Amendment does not have an effect on the Company's financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (cont.)

ii.	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current. The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

iii.	Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”). According to the Amendment, when assessing whether a contract is onerous, the costs of fulfilling a contract that should be taken into consideration are costs that relate directly to the contract, which include as follows:

–	Incremental costs; and

–	An allocation of other costs that relate directly to fulfilling a contract (such as depreciation expenses for fixed assets used in fulfilling that contract and other contracts).

The Amendment is effective retrospectively for annual periods beginning on or after January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Early application is permitted. Upon application of the Amendment, the entity will not restate comparative data, but will adjust the opening balance of retained earnings at the date of initial application, by the amount of the cumulative effect of the Amendment.

The Company has not yet commenced examining the effects of the Amendment on the financial statements.

iv.	Amendment to IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (“the Amendment”) The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Company has not yet commenced examining the effects of the Amendment on the financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period

a.	Effects of the COVID-19 Outbreak:

Following the global COVID-19 outbreak, there has been a decrease in economic activity worldwide, including Israel. The spread of the COVID-19 pandemic led, inter alia, to a disruption in the global supply chain, a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries worldwide as well as a decrease in the value of financial assets and commodities across all markets in Israel and the world.

The Company’s business activity and commercial operation were affected by these factors, and the Company has taken several actions to ensure its manufacturing plant remains operational with limited disruption to its business continuity. The Company continues to maintain higher inventory levels of raw materials through its suppliers and service providers to appropriately manage any potential supply disruptions and secure continued manufacturing. In addition, the Company is actively engaging its freight carriers to ensure inbound and outbound international delivery routes remain operational and identify alternative routes, if needed.

The Company is complying with the State of Israel mandates and recommendations with respect to its work-force management and has taken several precautionary health and safety measures to safeguard its employees and continues to monitor and assess orders issued by the State of Israel and other applicable governments to ensure compliance with evolving COVID-19 guidelines.

While COVID-19 related disruption continues to have various effect on the Company’s business activities, commercial operation, revenues and operational expenses, as a results of the actions taken by the Company to date, its overall results of operations were not materially affected however, a number of factors, including but not limited to, continued effect of the factors mentioned above as well as, continued demand for the Company’s products, including GLASSIA and KEDRAB, in the U.S. market and its distributed products in Israel, financial conditions of the Company’s customer, suppliers and services providers, the Company’s ability to manage operating expenses, additional competition in the markets that the Company competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, may have an effect on the Company’s future financial position and results of operations.

The financial impact of these factors cannot be reasonably estimated at this time due to substantial uncertainty but may materially affect our business, financial condition and results of operations. The Company assess the impact of the COVID-19 in a number of possible scenarios and concluded that there are no uncertainties that may cast significant doubt on its ability to continue as a going concern or affect significantly on the Company liquidity.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Significant events in the reporting period (cont.)

b.	Acquisition of an FDA-Licensed Plasma Collection Center

On March 1, 2021 the Company consummated the acquisition of a plasma collection center and certain related rights and assets from the privately-held B&PR of Beaumont, TX, USA. The plasma collection facility primarily specializes in the collection of hyper-immune plasma used for the Anti-D immunoglobulin, which is manufactured by the Company and distributed in international markets. The acquisition was consummated through Kamada Plasma LLC, a newly formed wholly owned subsidiary of the Company, which will operate the Company’s plasma collection activity in the U.S.

In consideration for the assets acquired, the Company committed to a pay a total amount of $1,654 thousands, of which an amount of $1,404 thousands was paid at the closing of the acquisition, and the balance of $250 thousands will be paid on March 31, 2022.

The Company incurred acquisition-related costs of $140 thousand in connection with legal and other consulting fees. These costs were recorded in general and administrative expenses in the statement of profit and loss during 2020 and the first quarter of 2021.

Identifiable assets acquired and liabilities assumed:

U.S Dollars in thousands

Inventories	$184
Other long-term assets (includes operating license of the plasma collection center and goodwill)	1,418
Property, plant and equipment, net	82
Total acquired assets	1,684
Other payables	(30)
Net identifiable assets	$1,654

Payable to seller	250

(i)	The fair value of intangible assets (FDA-License for plasma collection and goodwill) has been determined provisionally pending completion of an independent valuation. If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Company will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

c.	Amendment to GLASSIA® License Agreement with Takeda:

On March 31, 2021, the Company entered into an amendment to the Technology License Agreement with Takeda with respect to Glassia. Pursuant to the amendment, upon completion of the transition of GLASSIA manufacturing to Takeda, expected by the end of 2021, the Company will transfer to Takeda the GLASSIA U.S. Biologics License Application (BLA). In consideration for the BLA transfer, the Company will receive a $2,000 thousand payment from Takeda. In addition, the terms of the final sales-based milestone of $5,000 thousand due to Kamada under the Technology License Agreement were amended. As a result of such amendment the Company recognized the $5,000 thousand milestone as a revenue during the first quarter of 2021.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2021
Revenues	$20,870	$4,030	$24,900
Gross profit	$8,402	$529	$8,931
Unallocated corporate expenses			(6,567)
Finance expenses, net			323
Income before taxes on income			$2,687

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2020
Revenues	$25,317	$7,973	$33,290
Gross profit	$10,370	$1,081	$11,451
Unallocated corporate expenses			(6,601)
Finance expenses, net			774
Income before taxes on income			$5,624

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2020
Revenues	$100,916	$32,330	$133,246
Gross profit	$43,166	$4,386	$47,552
Unallocated corporate expenses			(28,315)
Finance expenses, net			(672)
Income before taxes on income			$18,565

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2021
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$13,883	$-	$13,883
Israel	1,986	4,030	6,016
Europe	2,427	-	2,427
Latin America	2,175	-	2,175
Asia	380	-	380
Others	19	-	19
	$20,870	$4,030	$24,900

	Three months period ended March 31, 2020
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$22,721	$-	$22,721
Israel	589	7,973	8,562
Europe	553	-	553
Latin America	858	-	858
Asia	113	-	113
Others	483	-	483
	$25,317	$7,973	$33,290

	Year ended December 31, 2020
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$84,949	$-	$84,949
Israel	3,814	32,330	36,144
Europe	4,461	-	4,461
Latin America	6,867	-	6,867
Asia	766	-	766
Others	59	-	59
	$100,916	$32,330	$133,246

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
March 31, 2021
Derivatives instruments	$-	$66

March 31, 2020
Derivatives instruments	$-	$(245)

December 31, 2020
Derivatives instruments	$-	$448

During the three months ended on March 31, 2021 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

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